FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY ON THE DISCLOSURE AND USE OF MATERIAL INFORMATION AND ON THE PRESERVATION OF CONFIDENTIALITY ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

________________________

Approved at the Meeting of the Company’s Board of Directors held on October 27th, 2016.

________________________

POLICY ON THE DISCLOSURE AND USE OF MATERIAL INFORMATION AND ON THE PRESERVATION OF CONFIDENTIALITY ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I. Purpose

1.1. This Disclosure Policy has the purpose of providing for rules to be observed by the Investor Relations Officer and other Persons Bound regarding the disclosure of Material Information and the preservation of confidentiality of Material Information, which has not yet been disclosed to the public. The Company’s Disclosure Policy was prepared under the terms of the applicable regulation governing capital markets.

1.1.1. Any questions concerning the provisions of this Disclosure Policy, the applicable regulation issued by the Brazilian Securities and Exchange Commission (CVM) and/or the need to disclose a given information to the public shall be clarified by the Investor Relations Officer.

II. Definitions

2.1. Upon adoption and interpretation of this Disclosure Policy, the terms listed below shall have the following meanings:

Controlling Shareholder

The shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds control, direct or indirect, over the Company, under Law No. 6404/76, as amended from time to time.

Managers	Officers and members, both permanent and deputy, of the Board of Directors of the Company.
Material Act or Fact

Means any (i) decision made by a Controlling Shareholder; (ii) resolution made by the Annual Meeting or the Company’s management bodies; (iii) or any other act or fact of a political-administrative, technical, business or financial-economic nature which has occurred or is related to the Company’s businesses, and which may substantially affect: (a) the trading price of Securities; (b) any investors’ decision to purchase, sell or keep such Securities; or (c) any investors’ decision towards exercising any rights inherent to their capacity of holder of Securities issued by the Company or related to them.

Stock Exchanges

The São Paulo Stock Exchange, BM&FBovespa, as well as any other stock or other over-the-counter markets, organized for the trading of securities in general in which the Company holds Securities subject to trading.

Company	Companhia Brasileira de Distribuição.

Disclosure and Trading Committee	A body intended to assist the Company’s Investor Relations Officer, created with the purpose of helping him in the performance of his duties before the CVM.
Members of the Fiscal Council	The members of the Fiscal Council of the Company, both permanent or deputy, once summoned, elected by a resolution of the Shareholders General Meeting of the Company.
CVM	The Brazilian Securities and Exchange Committee.

Investor Relations Officer

The Company’s Officer in charge of providing information to investors, to the Brazilian Securities and Exchange Commission (CVM), and to Stock Exchanges, as well as of the update of the Company’s listing before CVM as a publicly-held corporation.

Former Managers	Managers who no longer belong to the Company’s management body.

Material Information

Means any decision made by a Controlling Shareholder, following resolution made by the Annual Meeting or the Company’s management bodies or any other act or fact of a political-administrative, technical, business or financial-economic nature which has occurred or is related to the Company’s businesses, and which may substantially affect: (i) the trading price of Securities; (ii) any investors’ decision to purchase, sell or keep such securities; or (iii) any investors’ decision towards exercising any rights inherent to their capacity of Securities holders. An exemplificative list of situations that may be defined as Material Information is provided by Article 2 of CVM Ruling No. 358/2002.

CVM Ruling 358	The CVM Ruling 358, issued on January 3rd 2002, as amended.

Law No. 6404/76	Law 6.404, of December 15th 1976, as amended.

Bound Persons

The Company, any directly or indirectly Controlling Shareholders, Managers, members of the Fiscal Council, members of any boards in charge of technical or advisory functions within the Company, created in accordance with the Company’s By-laws, and any person who, by virtue of his or her title, function or position within the Company, Parent Companies, Controlled Companies and Affiliated Companies, is aware of the information deemed to be a Material Information, as well as other professionals who have expressly adhered to the Disclosure Policy.

Disclosure Policy	This Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality, issued by the Company.

Affiliated Companies

Companies on which the Company, directly or through other companies, exercises significant influence without controlling them, under Paragraphs 1, 4 and 5 of Section 243 of Law 6404/76, as amended from time to time.

Controlled Companies

Companies on which the Company, directly or through other companies, holds ownership rights that ensure, on a permanent basis, preponderance upon company resolutions and the power to elect the majority of the managers.

Parent Companies	Companies controlled by the Company, either directly or indirectly, which already are or later become a controlled company under Law 6404/76, as amended from time to time.

Compliance Statement	An agreement for purposes of adhering to this Disclosure Policy, to be executed according to the model under Exhibit I attached hereto.

Securities

Shares, bonds, subscription warrants, receipts and subscription rights, promissory notes, call options or put options, indexes and derivatives of any kind, or any other securities or collective investment agreements issued by the Company, or referring to them, which are deemed to be securities under the law.

III. Persons to whom this Disclosure and Adhesion Policy applies

3.1. The obligations provided by this Disclosure Policy also apply, for purposes of express adhesion, to Bound Persons.

3.2. Bound Persons shall expressly adhere to this Disclosure Policy, upon execution of the Compliance Statement, under Exhibit I.

3.3. The Company shall keep at its headquarters the list of persons who have executed the Compliance Statement, with their respective identification and personal data, position or function, address and enrollment number with the Corporate Taxpayers’ Registry (CNPJ) or Individual Taxpayers’ Registry (CPF) of the Treasury Department.

3.3.1. Whenever changes or alterations are made to individual or personal data, the persons bound by the Compliance Statement shall immediately inform the Company about such alterations, by communicating them to the Investor Relations Officer, who shall update and keep them always available to CVM.

3.4. The Compliance Statements shall remain filed at the Company’s registry office for as long as the persons bound by it remain connected with the Company, and for at least five years following termination thereof.

IV. Duties and Responsibilities

4.1. The Investor Relations Officer shall:

(i)                 Disclose and inform the occurrence of any material act or fact to both CVM and the Stock Exchanges, immediately after the knowledge thereof, as well as any acts or facts concerning the Company business, deemed to be a Material Information;

(ii)               Care for the wide, and immediate dissemination of Material Information, simultaneously in the Stock Exchanges and in all markets where the Company holds Securities subject for trading, as well as to investors in general; and

(iii)             Provide the competent agencies, upon demand, with all the additional clarifications concerning the disclosure of such material act or fact.

4.2. The communication of Material Information to CVM and the Stock Exchanges shall be made by means of a written document, which shall describe in detail the acts and/or facts occurred, indicating, as possible, the amounts involved and other clarifications necessary for full understanding thereof by CVM, the Stock Exchanges and the general market related to the Material Information regarding this disclosure.

4.3. Documents containing Material Information shall be disclosed to the public (i) through the webpage of the news portal “Portal NEO1” (http://www.portalneo1.net), as per the option given by CVM Ruling 358 and (ii) through the Company’s webpage (http://www.gpari.com.br) .

4.4. Whenever a Material Information is spread by any means of communication, including information to the press, or at meetings held by trade associations, investors, and analysts or with selected audience, either in the country or abroad, the Material Information shall be disclosed simultaneously to CVM, the Stock Exchanges and the market in general, through the webpages indicated in section 4.3 above.

4.5. Any Bound Persons who become aware of acts or facts that may be deemed to be Material Information shall proceed to the immediate communication thereof to the Investor Relations Officer.

4.5.1. Once any Bound Persons who become aware of a Material Information find that an omission has occurred upon disclosure thereof, which should otherwise had been disclosed under the terms of the laws and of the prevailing regulation, they shall immediately communicate said Material Information to the Investor Relations Officer, so that this latter be able to immediately disclose it, or communicate said Material Information to the CVM, if the omission persists.

4.6. Whenever unusual oscillations in the price or quantity of traded securities issued by the Company or related thereto are verified, or in which Material Information has failed to be provided to the Company, the Investor Relations Officer shall inquire the persons with access to Material Information in order to determine whether said information should be disclosed to the market.

4.7. The Material Information shall be disclosed preferably before the opening or following the closing of the trading hours at Stock Exchanges. If these later are not functioning simultaneously, the disclosure shall be made upon compliance to the trading hours of Stock Exchanges established in Brazil.

V. Exceptions to the Immediate Disclosure of Material Information

5.1. Any acts or facts representing Material Information may not be disclosed if disclosure thereof exposes a lawful interest of the Company to risk.

5.2. The Company may decide to submit to the CVM the matter relative to the disclosure to the public of Material Information that may put a lawful interest of the Company at risk.

5.3. Whenever the facts concerning Material Information, which have not yet been disclosed to the public escape of the Company’s control, or if one finds that an unusual oscillation has occurred to the price or quantity of Securities traded, the Investor Relations Officer shall arrange for said Material Information to be immediately disclosed to the CVM, the Stock Exchanges and the general market.

VI. Duty to Keep Material Information Confidential

6.1. Bound Persons shall keep strictly confidential all Material Information still undisclosed, and to which they have access as a result of their position or function, until said Material Information be disclosed to the public, causing their subordinates and trustworthy third parties to so proceed.

6.2. Even following disclosure to the public, the Material Information shall be deemed undisclosed until a reasonable time has elapsed in order for the market players to have received and processed the Material Information.

6.3. Only the Investor Relations Officer or the Chief Executive Officer or the person appointed by them, shall be authorized to comment, clarify or provide details related to the content of the Material Information.

6.4. Bound Persons shall not discuss Material Information in public places. Likewise, Bound Persons shall only handle matters related to Material Information with those who need to know the Material Information.

6.5. Any Bound Person leaving the Company shall still remain subject to the confidentiality duty until said information is disclosed to the competent bodies and to the market.

6.6. Any violations of this Disclosure Policy verified by Bound Persons shall be immediately informed to the Company, in the person of the Investor Relations Officer.

6.7. Should any Bound Person find that a Material Information still undisclosed to the public is not entirely under the control of the Company, or, that an unusual oscillation has occurred in the trade, price or quantity of Securities traded, these facts shall be immediately informed to the Company, in the person of the Investor Relations Officer.

VII. Duty to Indemnify

7.1. Bound Persons responsible for the breach of any provision of this Disclosure Policy commit to fully and without any limitations compensate the Company and/or other Bound Persons, for all losses incurred by the Company and/or other Bound Persons, provided that such losses result, directly or indirectly, from said breach.

VIII. Disclosure and Trading Committee

8.1. The Company shall have a Disclosure and Trading Committee, made up of five (5) members, holding the following positions in the Company:

a.       Chief Executive Officer;

b.      Chief Financial Officer;

c.       Investors Relations Officer;

d.      Press Officer; and

e.       General Counsel.

8.2. The Disclosure and Trading Committee shall function as an assistance body for the Company’s Investor Relations Officer, by assisting him in performing his functions before the CVM.

8.3. The Disclosure and Trading Committee shall meet upon a call by the Company’s Investor Relations Officer, in that all the decisions made by the Disclosure and Trading Committee shall be taken by the vote of the majority of its members, without prejudice to the powers granted to the Company’s Investor Relations Officer.

            8.3.1. The call notices shall be made by electronic communication according to the advance period applicable to each specific subject matter, and the meetings may be held by conference call, videoconference or by any other electronic means of communication.

8.4. The main functions of the Disclosure and Trading Committee shall be:

(i)        To assist, discuss and recommend to the Investor Relations Officer, in respect of the information to be disclosed (or not) to the market and by what means, among which the Reference Form, the forms intended for filing with the SEC any material facts, announcements to the market and press releases, providing grounds for such recommendation; and

(ii)       To assist the Investor Relations Officer in matters submitted by him to the committee within the scope of this Disclosure Policy.

IX. General Guidelines on the Conduct and Prudential Rules

9.1. For purposes of reducing the risk of leakage of Material Information, the Company shall limit the number of authorized spokespersons and inform the other collaborators involved about the prohibition to comment this sort of information.

9.2. The Company, whenever possible, shall arrange for the execution of Confidentiality Agreements or Clauses with all their interlocutors exposed to Material Information which have not yet been disclosed to the market.

X. Effectiveness

10.1. This Disclosure Policy shall be effective on the date of its approval by the Board of Directors, and shall remain so for an indefinite term, until there is a resolution taken by Board of Directors deciding otherwise.

XI. Amendments

11.1. By means of resolution made by the Board of Directors, the Company’s Disclosure Policy may be amended in the following situations: (i) whenever an express determination in this respect is issued by the CVM; (ii) upon any changes to the applicable legal and regulatory norms, to implement the necessary adaptations; and (iii) as the Board of Directors deems fit, during the process of evaluation of effectiveness of the procedures adopted.

11.2. Amendments to the Company’s Disclosure Policy shall be immediately communicated to CVM and to Stock Exchanges by the Investor Relations Officer, as required by the applicable rules, as well as to those adhering to the Disclosure Policy, to whom said Amendments shall apply from the date of notice thereof.

11.3. This Disclosure Policy may not be amended when the disclosure of any Material Fact is still pending.

XII. General Provisions

12.1. The Investor Relations Officer shall be the Officer in charge of implementing the procedures needed for compliance with the rules set forth in the Disclosure Policy and for the monitoring thereof.

12.1.1. Any doubts on the provisions contained in this Company’s Disclosure Policy or on the adoption of its provisions shall be directly sent to the Investor Relations Officer, who shall provide the relevant clarification or direction.

12.2. The provisions of this Disclosure Policy apply to Bound Persons as of their execution of the Compliance Statement, without prejudice to the rules of CVM Ruling 358 applicable to Bound Persons who have yet to execute the Compliance Statement.

12.3. The application of this Disclosure Policy shall be submitted to a periodical monitoring by the Disclosure and Trading Committee which, whenever deems necessary, shall submit it to the analysis of the Company’s Corporate Governance Committee.

Exhibit I to the Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality issued by Companhia Brasileira de Distribuição

COMPLIANCE STATEMENT TO THE POLICY ON THE DISCLOSURE AND USE OF MATERIAL INFORMATION AND ON THE PRESERVATION OF CONFIDENTIALITY ISSUED BY COMPANHIA

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this present instrument, [name or company name], [identification], with address at [address], in the capacity of [position / controlling shareholder / service provider] at Companhia Brasileira de Distribuição, hereby states to have read the Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality issued by Companhia Brasileira de Distribuição, as approved at a meeting of the Board of Directors held on October 27th, 2016, and undertakes to observe, comply with and care for the due performance of all provisions contained in said Disclosure Policy.

[Place], [Date]

[Party]

Witnesses:

1._________________________________	2._________________________________
Name: Brazilian ID (RG): Individual Taxpayers’ Registry (CPF) No.:	Name: Brazilian ID (RG): Individual Taxpayers’ Registry (CPF) No.:

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.